Exhibit 99.1

Greenbrook TMS Announces Update to TMS Device Supply Arrangement with Neuronetics

April 3, 2023 — Toronto, Ontario — Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that the Company has amended its amended and restated master sales agreement (the “Master Agreement”) between the Company and Neuronetics, Inc. (“Neuronetics”), pursuant to which the Company and Neuronetics have agreed to convert the Company’s outstanding account balance payable to Neuronetics for the supply of TMS devices and treatment sessions to the Company from Neuronetics in the amount of approximately US$5.7 million (as of December 7, 2022) (the “December Outstanding Balance”), together with Neuronetics’ out-of-pocket transaction costs, into a US$6.0 million secured promissory note (the “Neuronetics Note”). The Neuronetics Note, together with the Company’s recently-announced restructuring plan (the “Restructuring Plan”) and US$8.25 million equity and debt financings, is expected to provide additional cash flow relief to the Company.

All amounts borrowed under the Neuronetics Note will bear interest at a rate equal to the sum of (a) the floating interest rate of daily secured overnight financing rate as administered by the Federal Reserve Bank of New York on its website, plus (b) 7.65%. The Neuronetics Note matures on March 31, 2027.

Pursuant to the terms of the Neuronetics Note, in the event of an event of default under the Neuronetics Note, Greenbrook will be required to issue common share purchase warrants (“Warrants”) to Neuronetics equal to (i) 200% of the unpaid amount of any delinquent amount or payment due and payable under the Neuronetics Note, together with all outstanding and unpaid accrued interest, fees, charges and costs, divided by (ii) the exercise price of the Warrants, which will represent a 20% discount to the 30-day volume-weighted average closing price of the Company’s common shares traded on the Nasdaq Stock Market (“Nasdaq”) prior to the date of issuance (subject to any limitations that may be required by Nasdaq).

Under the Master Agreement and the Neuronetics Note, the Company has granted Neuronetics a security interest in all of the Company’s assets.

Additionally, under the Master Agreement, the Company is required to pay all costs to relocate the TMS devices supplied by Neuronetics from the treatment centers that are closed in connection with the Restructuring Plan and install such TMS devices in the Company’s treatment centers that remain open; and the Company will be required to purchase monthly treatment sessions from Neuronetics at an aggregate purchase price of approximately US$450,000 per month.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers (following completion of the Restructuring Plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements with respect to the statements with respect to the Master Agreement, the Neuronetics Note, including the cash flow relief expected to result from the Neuronetics Note and the potential issuance of Warrants under the Neuronetics Note, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support our operating activities and fund our cash obligations, repay our indebtedness and satisfy our working capital needs; inability to satisfy debt covenants under our credit facility or the Neuronetics Note and the potential acceleration of indebtedness; the possible failure to complete the Restructuring Plan on terms acceptable to us or our suppliers (including Neuronetics), or at all; risks relating to our ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to our dependence on Neuronetics as our exclusive supplier of TMS devices; and the other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
investorrelations@greenbrooktms.com
1-855-797-4867